U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.     )

                         ONE TOUCH TOTAL COMMUNICATIONS, INC.

                                     COMMON STOCK

                                      68241W 10 5
                                     (CUSIP NUMBER)

                                    1636 Stadium View
                                     Anaheim, CA  92806

                (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

                                  November 6, 2001

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or
(g), check the following box [  ].

1.  Names of Reporting Persons. S.S or I.R.S. Identification Nos.
of Above Persons (entities only):  MADISON BUSINESS TRUST, FEDERAL
I.D.# 33-0914293

2.  Check the Appropriate Box if a Member of a Group (See Instructions):
(a)
(b)

3.  SEC Use Only:

4.  Source of Funds (See Instructions):  OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.  Citizenship or Place of Organization:  California Business Trust

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:  1,250,000

8.  Shared Voting Power:

9.  Sole Dispositive Power:  1,250,000

10. Shared Dispositive Power:

11.  Aggregate Amount Beneficially Owned by Each Reporting
Person:  1,250,000

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:

13. Percent of Class Represented by Amount in Row (11):  5.69%

14.  Type of Reporting Person:  TRUST

15.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:

ITEM 1.   SECURITY AND ISSUER.

One Touch Total Communications, Inc.
Common Stock, $.001 par value
1636 Stadium View
Anaheim, CA  92806

ITEM 2.   IDENTITY AND BACKGROUND.

(a)  Name: Madison Business Trust
(b)  3900 Birch Street, Suite 113
(c)  Consultant
(d)  None
(e)  No
(f)  California Business Trust

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Madison Business Trust agreed to perform certain legal services for the Issuer in exchange for 1,250,000 shares of stock of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.

(a) e purpose of this transaction was to enable the Issuer to contract with an attorney to perform necessary services for the Issuer, in exchange for securities of the Issuer, without having to expend operating capital of the Issuer. In this particular situation, Marc R. Tow provided legal representation and business advice to the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Madison Business Trust acquired 1,250,000 of common shares of the Issuer on November 25, 1999. After the Madison's Business Trust's acquisition of the aforementioned shares of the Issuer, such amount represented 5.69% of the total and outstanding common shares of the Issuer. Richard A. Nuthmann is Trustee of the Madison Business Trust.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person does not have any contracts, arrangements, understandings or relationships with any other person with respect to the securities of the Issuer. (Voting trusts, agreements to issue finder's fees, loan or option arrangements, etc.)

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.


Date:                             /s/Richard A. Nuthmann, Trustee of the
                                  Madison Business Trust